December 21, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Rebecca Ament Marquigny, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust IV
	File No.:	811-09945
	Filing Type:	Form N-1A

Dear Ms. Marquigny:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 10, 2021, regarding the post-effective amendment to Natixis Funds Trust IV (the “Registrant”) registration statement on Form N-1A for the Natixis Sustainable Future 2065 Fund (the “Fund”), which was filed with the Commission on October 1, 2021 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement became effective automatically on December 15, 2021.

1.	Comment. With respect to previous Comment 2, please provide a more detailed discussion of ESG in Item 9, which should be reflected in Item 4.

Response. The Registrant will consider the inclusion of additional ESG disclosure during the Fund’s June 1, 2022 annual Registration Statement update.

2.	Comment. With respect to previous Comment 7, please disclose the use of MSCI ESG Data and Analytics by name in the prospectus.

Response. The Registrant will consider the disclosure of MSCI ESG Data and Analytics by name in the prospectus during the Fund’s June 1, 2022 annual Registration Statement update.

3.	Comment. With respect to previous Comment 9, please explain supplementally if there is any situation where the Adviser would not allocate to the WCM Focused International Growth Fund.

Response. Natixis Advisors, the adviser to the Fund, periodically may exclude or replace one or more of the segments and/or underlying funds for a variety of reasons, including, for example, to effect a change in the Fund’s asset allocation, to redeploy assets into another segment or underlying fund to fill the given allocation, or if a given underlying fund limits additional investments. The Fund’s allocation to one or more of these segments and underlying funds will vary over time, based on the Fund’s glide path.

4.

Comment. With respect to previous Comment 10, please describe ESG Investing Risk with more specificity (i.e., please explain why a strategy that may rely on inconsistent or non-comparable ESG data may pose a risk to investors). Please explain more clearly the risk such a strategy can involve, and state what the potential harm could be.

Response. The Registrant will consider adding the following revised ESG Investing Risk disclosure during the Fund’s June 1, 2022 annual Registration Statement update:

ESG Investing Risk: The Fund’s ESG investment approach could cause the Fund to perform differently, including underperforming, compared to funds that do not have such an approach or compared to the market as a whole. The Fund’s application of ESG-related considerations may affect the Fund’s exposure to certain issuers, industries, sectors, style factors or other characteristics and may impact the relative performance of the Fund—positively or negatively—depending on the relative performance of such investments (e.g., forgoing opportunities to buy or sell certain investments when it might be advantageous or disadvantageous to do so). Views on what constitutes “ESG investing”, and therefore what investments are appropriate for a fund that has an ESG investment approach, may differ by fund, adviser and investor. In evaluating an investment, a portfolio manager may be reliant upon information and data that may turn out to be incomplete, inaccurate or unavailable, which may negatively impact the portfolio manager’s assessment of an issuer’s ESG performance or the Fund’s performance generally. There is no guarantee that a portfolio manager’s efforts to select investments based on ESG practices will be successful.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449- 2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete Assistant Secretary Natixis Funds Trust IV

cc:	Natalie Wagner, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.